
July 6, 2023

Chad L. Kalmakoff
Chief Financial Officer
Baytex Energy Corp.
2800, 520 – 3 rd Avenue
S.W.
Calgary, Alberta
Canada, T2P 0R3

> **Re: Baytex Energy Corp.**
> **Registration Statement on Form F-3**
> **Filed June 29, 2023**
> **File No. 333-273020**

Dear Chad L. Kalmakoff:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Daniel Morris, Legal Branch Chief, at (202) 551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Michael S. Telle